HF Enterprises Inc.
4800 Montgomery Lane, Suite 210
Bethesda, Maryland 20814

November 9, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:         HF Enterprises Inc.

Amendment No. 5 to Form S-1

Filed November 9, 2020

File No. 333-235693

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HF Enterprises Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Standard Time, November 12, 2020, or as soon as practicable thereafter.

Very truly yours,

HF Enterprises Inc.

By: /s/ Rongguo Wei
Name: Rongguo Wei Title: Co-Chief Financial Officer